UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Merus N.V.

(Name of Issuer)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number)

November 8, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5749R100	SCHEDULE 13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Growth I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,562,872
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,562,872
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,872
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percentage of class was calculated based on 28,855,787 shares of the Issuer’s common shares, nominal value €0.09 per share (“Common Stock”), which consists of (i) 23,393,287 shares of Common Stock, as set forth in the Issuer’s prospectus supplement, dated November 5, 2019, and filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2019 (the “Prospectus Supplement”), (ii) 4,750,000 shares of Common Stock being offered in a public offering, as described in the Prospectus Supplement and in the Issuer’s Form 6-K, filed with the Commission on November 6, 2019 (the “Form 6-K”) and (iii) 712,500 shares of Common Stock purchased by the underwriters, as described in the Prospectus Supplement and the Form 6-K.

CUSIP No. N5749R100	SCHEDULE 13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Growth Co-Invest I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 37,128
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 37,128
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,128
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. N5749R100	SCHEDULE 13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Growth I GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,600,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,600,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. N5749R100	SCHEDULE 13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Ventures Management (Jersey) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,600,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,600,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. N5749R100	SCHEDULE 13G	Page 6 of 10 Pages

Item 1.			Issuer

	(a)		Name of Issuer:

Merus N.V. (the “Issuer”)

	(b)		Address of Issuer’s Principal Executive Offices:

Yalelaan 62 3584 CM Utrecht The Netherlands

Item 2.			Filing Person

	(a) – (c)		Name of Persons Filing; Address; Citizenship:

(i) Medicxi Growth I LP (“Growth I”);

(ii)  Medicxi Growth Co-Invest I LP (“Growth Co-Invest I”);

(iii)  Medicxi Growth I GP Limited (“Growth I GP”), which is the sole general partner of Growth I and Growth Co-Invest I;

(iv) Medicxi Ventures Management (Jersey) Limited (“Manager”), which is appointed by Growth I GP as the manager of Growth I and Growth Co-Invest I.

The address of the principal business office of each of the Reporting Persons is Nick McHardy c/o Intertrust Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.

Each of Growth I and Growth Co-Invest I is a Jersey limited partnership. Each of Growth I GP and Manager is a Jersey limited liability company.

	(d)		Title of Class of Securities:

Common shares, nominal value €0.09 per share

	(e)		CUSIP Number: N5749R100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

CUSIP No. N5749R100	SCHEDULE 13G	Page 7 of 10 Pages

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	Growth I directly owns 1,562,872 shares of Common Stock (the “Growth I Shares”), which represents approximately 5.4% of the outstanding shares of Common Stock.

		(ii)	Growth Co-Invest I directly owns 37,128 shares of Common Stock (the “Growth Co-Invest I Shares”), which represents approximately 0.1% of the outstanding shares of Common Stock.

		(iii)	Growth I GP is the general partner of Growth I and Growth Co-Invest I and may be deemed to beneficially own the Growth I Shares and the Growth Co-Invest I Shares (the “Shares”), which in the aggregate is 1,600,000 shares of Common Stock and represents approximately 5.5% of the outstanding shares of Common Stock.

		(iv)	Manager has been appointed by Growth I GP as manager of Growth I and Growth Co-Invest I and may be deemed to beneficially own the Shares.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Growth I	1,562,872	0	1,562,872	0
Growth Co-Invest I	37,128	0	37,128	0
Growth I GP	1,600,000	0	1,600,000	0
Manager	1,600,000	0	1,600,000	0

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percentage of class was calculated based on 28,855,787 shares of Common Stock, which consists of (i) 23,393,287 shares of Common Stock, as set forth in the Issuer’s prospectus supplement, dated November 5, 2019, and filed with the Commission on November 6, 2019 (the “Prospectus Supplement”), (ii) 4,750,000 shares of Common Stock being offered in a public offering, as described in the Prospectus Supplement and in the Issuer’s Form 6-K, filed with the Commission on November 6, 2019 (the “Form 6-K”) and (iii) 712,500 shares of Common Stock purchased by the underwriters, as described in the Prospectus Supplement and the Form 6-K.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

CUSIP No. N5749R100	SCHEDULE 13G	Page 8 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. N5749R100	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2019

Medicxi Growth I LP

By:	/s/ Alex Di Santo
Name:	Alex Di Santo
Title:	Director
For and on behalf of Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Growth I LP

Medicxi Growth Co-Invest I LP

By:	/s/ Alex Di Santo
Name:	Alex Di Santo
Title:	Director
For and on behalf of Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Growth Co-Invest I LP

Medicxi Growth I GP Limited

By:	/s/ Alex Di Santo
Name:	Alex Di Santo
Title:	Director

Medicxi Ventures Management (Jersey) Limited

By:	/s/ Alex Di Santo
Name:	Alex Di Santo
Title:	Director

CUSIP No. N5749R100	SCHEDULE 13G	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement